CONFIDENTIAL PORTIONS OMITTED

September 23, 2016
Mr. Lyn Shenk
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, Mail Stop 4561
Washington, D.C. 20549

Re:	Six Flags Entertainment Corporation
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 18, 2016
File No. 001-13703
Dear Mr. Shenk:
Please be advised that the undersigned is the duly elected Vice President and Chief Accounting Officer of Six Flags Entertainment Corporation (the "Company"). This letter sets forth the responses of the Company to the comments received from the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") in the Staff's letter dated September 12, 2016. For the Staff's convenience, we have repeated each of the Staff's comments in italics followed by the Company's responses.
Capitalized terms used herein but not defined shall have the definitions ascribed to them in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2015 ("Form 10-K").
Pursuant to the Commission's request, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for Fiscal Year Ended December 31, 2015
Notes to Consolidated Financial Statements
Note (9) Stock Benefit Plans, page 59
Stock, Restricted Stock and Restricted Stock Units, page 61

1.
We note your response to prior comment 1 that "achievement of planned results is in no way certain." You further state in the response that in determining the probability of award achievement, "factors … introduce a level of ambiguity that limits the extent to which probability can be determined with any certainty." Please note that ASC 718-10 does not require an assessment with certainty in determining if it is probable that a performance condition will be achieved.

It appears that your reported actual Modified EBITDA experienced annual growth rates of 6.7% to 10.0% during the last four year period ending December 31, 2015, with an average growth rate of 8.2% for the period. We note you stated in the 2016 second quarter earnings conference call on July 27, 2016 that your Modified EBITDA experienced 12% growth over the last 12 months. Also, it appears from the earnings release included in the Form 8-K furnished on July 27, 2016 that your Modified EBITDA for the current six months ended period grew by 16% from the corresponding prior six months ended period. It appears that these historical growth rates in Modified EBITDA, if continued, could achieve a Modified EBITDA to at least meet the minimum award level available in the 2017 performance award within the remaining time period of the award.

Please confirm for us that you have performed a probability assessment beyond the 2016 partial award, given your conclusion that ambiguity limited your ability to determine probability. If you have performed a probability assessment, explain to us in detail the process you used to determine the probability (i.e., it is likely to occur in accordance with ASC 718-10) of achieving at least a minimum award level specified for the 2017 performance award.
In your response, explain to us how historical growth is taken into consideration in your assessment. In so doing, tell us the specific material factors that cause your budget and forecasting of Modified EBITDA to differ from your historical experience and the reason for the difference.
Response
With respect to our use of the term “certain” in our response to your prior comment 1, we are aware that ASC 718-10 does not require an assessment with certainty in determining if it is probable that a performance condition will be achieved, and we did not intend to imply that this standard is applicable or was applied by the Company. We are aware that the applicable standard is whether the performance condition is probable of being achieved, and each quarterly period we apply this standard in assessing our outstanding awards with performance conditions.
Process Used to Determine Probability of Achieving the 2017 Performance Award
Historical Growth. In regards to your reference to the Company's historical growth, we note that looking at performance as of a point in time, such as through the end of the second quarter, does not accurately reflect probability of achievement because it does not consider the seasonality of our business nor does it reflect the impact of various other factors that we believe could affect future performance. Specifically, the third quarter tends to have the greatest impact on our probability assessment as it is our largest grossing quarter, delivering on average 45% and 64% of the Company’s annual attendance and Modified EBITDA, respectively, over the last two years. Additionally, our assessment evaluates season pass and membership sales, and visitation patterns of these guests, given that season pass holders and members contribute more than half of our overall attendance and season pass and membership sales are heavily dependent on our fall sales campaign. A simple historical run rate analysis as of a point in time does not consider the impact of these events, and projecting a simple growth rate forward is materially incomplete as it lacks consideration of more near-term trends and events, and assumes the majority of our business will grow in line with historical performance, which is unlikely. So, while we do consider the Company's historical performance as part of our assessment of the probability of achieving the 2017 Performance Award, our assessment gives priority to our evaluation of various other factors that we believe are likely to impact future performance, such as the seasonal nature of our business, and that we believe provide a higher degree of insight into what we expect to impact future performance in both the near- and long-term.
Other Factors. With respect to our conclusion that we had not deemed probable that we would achieve the specified performance targets for the 2017 Performance Award as of December 31, 2015, which we disclosed in Note (9) to our consolidated financial statements included in our Form 10-K for the year ended December 31, 2015, we had conducted a probability assessment that takes into account factors other than our historical performance.
Annual Plan of Performance and Monthly Forecasting. Our probability assessment takes into account the results of the Company's annual budgeting process, during which we derive an annual plan of performance. More specifically, in the fall of each year the Company undertakes an extensive annual budgeting process that evaluates the potential performance of each park based on a number of key elements that can influence performance. This is done on a park-by-park basis and is consolidated and reviewed by park leadership along with members of the Company's senior leadership team. Factors that we believe could have a material impact on future performance are considered throughout this process and include such things as the impact of changes in statutory wage rates, costs associated with capital investment, business seasonality, promotional placement, pricing, our season pass base, and timing of international revenue (which is based on deliverables and is non-linear).
Our probability assessment also takes into account the Company's ongoing monthly forecasting process, during which we derive a near-term forecast of future performance over the balance of the year. As this process occurs on a monthly and ongoing basis, our forecasting process includes an assessment of the Company's performance trends on a very current basis. Our full year forecast is formulated in conjunction with a monthly company-wide forecasting process performed at the park level and then consolidated and reviewed by market with park leadership along with members of the senior management team giving consideration to how the Company's forecasted performance differs from our annual plan of performance and our performance for the prior year. Our forecast process also takes into account other factors that we anticipate having an impact on future performance, such as the material factors considered in conjunction with our annual planning process discussed above.
Quarterly Results. Additionally, we take into account that we do not always achieve our forecasted quarterly results. In particular, we have [**] in both the [**] of [**] and [**]. As outlined in our Risk Factors included in our Form 10-K for the year ended December 31, 2015, our results are concentrated in the 2nd and 3rd quarters of each year, we are sensitive to extreme weather (temperature or forecast of precipitation), and we face competition from newer sources of entertainment.

**CONFIDENTIAL PORTIONS OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION

Historical performance contributes only a portion of the factors we assess during our forecasting process. Our annual budgeting and monthly forecasting processes provide insight on anticipated changes that we believe could impact future performance over the near-term through the balance of the current year, and are therefore more reliable benchmarks of performance trends to help us determine the probability of achieving the 2017 Performance Award.
With respect to our conclusion that we had not deemed probable that we would achieve the specified performance targets for the 2017 Performance Award as of December 31, 2015, which we disclosed in Note (9) to our consolidated financial statements included in our Form 10-K for the year ended December 31, 2015, we note that [**] that was [**] of this award. As we completed 2015 and looked forward, the Company [**] with [**] of [**] for our [**]. While the Company monitors the business constantly to yield optimal performance, as we ended 2015 we concluded that early achievement of the 2017 Performance Award in 2016 was not probable given a [**] and a [**] at a level [**] threshold.
Long-Range Plan of Performance. Our long-range plan of performance for 2017 and 2018 projects Modified EBITDA that [**] the [**] of the 2017 Performance Award. However, we note that in determining our long-range plan of performance, management seeks to project long-term aspirational targets that challenge us as a company. While we have enjoyed record performance over the past five years, achievement of long-term projected results is far from assured, as is [**] the Modified EBITDA we had [**] on our [**]. Our projected Modified EBITDA based on our long-range plan of performance for 2017 and 2018 represent stretch goals that are aspirational in nature, and include aggressive year-over-year growth in certain key metrics, principally (as it relates to our assessment of the probability of achieving the 2017 Performance Award through the date of the filing of our Annual Report), season pass and membership sales.
Projected Growth of Sales of Season Passes and Memberships. Our projected sales of future year season passes and memberships reflected in our long-term plan of performance, sales of which do not occur until towards the end of the third quarter, included an [**] year-over-year [**], which were [**]. Actual sales of 2016 season passes and memberships were included in our 2016 plan of performance projection for Modified EBITDA, which as described above, [**] the threshold for achievement of the 2017 Performance Award. In light of the [**] in the fall of the prior year, our probability assessment included an approximation of [**] that included in our [**] and that we considered would be a [**] result for [**]. Given how closely aligned our [**] are with [**] of the 2017 Performance Award, this approximation of [**] would result in [**] projected [**], and we concluded that achievement of the 2017 Performance Award in 2017 and 2018 was not probable.
Our Current Year Assessment of Probability of Achieving the 2017 Performance Award
We have continued to assess each quarter whether the performance conditions of the 2017 Performance Award are probable of being achieved. As we [**] were [**] at an [**] and [**] and [**]. In conjunction with our assessment of the probability of achieving the 2017 Performance Award, as we [**] was [**] compared to [**] as compared to [**] as compared to [**] as compared to [**].
These [**] in the Company [**] Modified EBITDA for [**], and Modified EBITDA for [**] at the [**] by our [**]. Thus, [**] by our [**] as it had for the [**]. Based on these [**] performance but, at the point of disclosing our second quarter results, we had [**] the Company [**]. As of the date of filing our second quarter earnings release, [**] Modified EBITDA [**], which [**]. However, as described above, the [**] and [**] performance [**], and we therefore did not deem achievement of the 2017 Performance Award probable at the time that we released our second quarter results.
As we now approach the [**]. At the conclusion of the third quarter, we will evaluate the Company's performance, as we do each quarter, and closely review the probability of achievement of the 2017 Performance Award using our most current projections of performance for the remainder of 2016 and beyond.
Form 8-K Furnished July 27, 2016

2.
We refer to your response to prior comment 4. You state in the definition of "Adjusted Free Cash Flow" in the response to prior comment 2 your belief "that adjusted free cash flow is useful information to investors regarding the amount of cash that we estimate that we will generate from operations." From this it appears the substance of the measure is a liquidity measure. In this regard, it appears the measure should be reconciled to the most directly comparable GAAP measure of "net cash provided by operating activities" without the need of the measures "modified EBITDA" and "adjusted EBITDA" in the reconciliation. Please advise.

Response
The Company respectfully acknowledges the Commission's comment and as such, in future filings, intends to remove Modified EBITDA and Adjusted EBITDA to improve the clarity of the reconciliation between net cash provided by operating activities and Adjusted Free Cash Flow as follows (using the results from our most recent quarter as an example), subject to modification as appropriate:

**CONFIDENTIAL PORTIONS OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION

The following table sets forth a reconciliation of net income to Adjusted EBITDA for the three, six and twelve months ended June 30, 2016 and June 30, 2015:

	Three Months Ended		Six Months Ended		Twelve Months Ended
(Amounts in thousands, except per share data)	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Net income	$80,100	$84,614	$33,165	$14,288	$211,732	$104,211
Income from discontinued operations	—	—	—	—	—	(545)
Income tax expense (benefit)	41,059	26,859	17,199	(8,770)	96,338	33,812
Other (income) expense, net	(8)	(407)	691	(479)	1,393	131
Loss on debt extinguishment	2,377	6,557	2,377	6,557	2,377	6,557
Interest expense, net	20,190	18,938	39,648	37,525	78,026	74,298
Loss on disposal of assets	597	1,567	114	2,233	7,763	5,520
Amortization	651	657	1,301	1,315	2,609	2,643
Depreciation	25,273	24,925	50,651	51,062	104,377	103,971
Stock-based compensation	4,244	4,408	6,250	26,715	35,768	155,654
Impact of Fresh Start valuation adjustments	22	39	44	78	126	264
Modified EBITDA	174,505	168,157	151,440	130,524	540,509	486,516
Third party interest in EBITDA of certain operations	(19,213)	(19,082)	(19,213)	(19,082)	(38,296)	(38,088)
Adjusted EBITDA	$155,292	$149,075	$132,227	$111,442	$502,213	$448,428

Weighted-average common shares outstanding — basic:	93,054	94,834	92,707	94,347	92,766	94,108
The following table sets forth a reconciliation of net cash provided by operating activities to Adjusted Free Cash Flow for the three, six and twelve months ended June 30, 2016 and June 30, 2015:

	Three Months Ended		Six Months Ended		Twelve Months Ended
(Amounts in thousands, except per share data)	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Net cash provided by operating activities	$191,583	$197,383	$138,578	$144,888	$467,451	$419,900
Changes in working capital	(39,089)	(44,985)	(34,012)	(51,486)	(16,083)	(13,195)
Interest expense, net	20,190	18,938	39,648	37,525	78,026	74,298
Income tax expense (benefit)	41,059	26,859	17,199	(8,770)	96,338	33,812
Amortization of debt issuance costs	(1,092)	(1,195)	(2,158)	(2,383)	(4,293)	(4,750)
Other (income) expense, net	(1,057)	(556)	948	(210)	(6,015)	1,872
Interest accretion on notes payable	(115)	(314)	(232)	(624)	(464)	(1,238)
Changes in deferred income taxes	(36,996)	(28,012)	(8,575)	11,506	(74,577)	(24,447)
Impact of Fresh Start valuation adjustments	22	39	44	78	126	264
Third party interest in EBITDA of certain operations	(19,213)	(19,082)	(19,213)	(19,082)	(38,296)	(38,088)
Cash paid for interest, net	(7,973)	(6,944)	(36,655)	(34,505)	(72,666)	(68,178)
Capital expenditures, net of property insurance recoveries	(38,153)	(36,216)	(80,695)	(70,075)	(124,817)	(96,540)
Cash taxes	(4,694)	(1,098)	(10,673)	(4,933)	(20,715)	(15,367)
Adjusted Free Cash Flow	$104,472	$104,817	$4,204	$1,929	$284,015	$268,343

Weighted-average common shares outstanding — basic:	93,054	94,834	92,707	94,347	92,766	94,108
We look forward to discussing with you any additional questions you may have regarding the Company's filing. Please do not hesitate to call me at (972) 595-5136.
Sincerely,

/s/ Mario Centola
Mario Centola
Vice President and Chief Accounting Officer

cc:	Lance C. Balk, General Counsel, Six Flags Entertainment Corporation
Danielle Benderly, Perkins Coie LLP